Exhibit 99.2

Auditors’ Report and Consolidated Financial Statements of

CREW GOLD CORPORATION

June 30, 2005 and 2004

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Directors of

Crew Gold Corporation

We have audited the consolidated balance sheets of Crew Gold Corporation as at June 30, 2005 and 2004 and the consolidated statements of loss and deficit and of cash flows for each of the years in the three year period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Chartered Accountants
Vancouver, British Columbia
September 5, 2005 (except for Notes 20 and 21 which are at July 13, 2006)

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated September 5, 2005 (except for Notes 20 and 21 which are at July 13, 2006) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the report of the independent registered chartered accountants when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the changes described in Note 2 (a) to the consolidated financial statements. Our report to the shareholders, dated September 5, 2005 (except for Notes 20 and 21 which are at July 13, 2006) is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants
Vancouver, British Columbia
September 5, 2005 (except for Notes 20 and 21 which are at July 13, 2006)

Member of
Deloitte Touche Tohmatsu

CREW GOLD CORPORATION

Consolidated Balance Sheets

As at June 30

(Expressed in thousands of United States dollars)

	2005	2004
ASSETS

CURRENT
Cash	$37,799	$1,994
Accounts receivable	3,147	216
Prepaid expenses	1,085	769
Inventories (Note 4)	6,043	3,547
Investment in and advances from Metorex Limited	—	2,018
Other	—	42
	48,074	8,586
NALUNAQ PROPERTY, PLANT AND EQUIPMENT (Note 3)	55,386	53,901
INVESTMENT IN BARBERTON MINES LTD (Note 5)	6,632	7,144
OTHER MINERAL PROPERTY INTERESTS (Note 6)	3,456	3,309
OTHER ASSETS (Note 18)	2,196	1,885
	$115,744	$74,825

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$11,899	$8,095
	11,899	8,095
REHABILITATION PROVISION (Note 7)	570	574
CONVERTIBLE BONDS (Note 8)	3,113	14,048
OTHER LONG-TERM DEBT (Note 9)	22,868	—
CAPITAL LEASE OBLIGATION	343	—
FUTURE INCOME TAXES (Note 10)	2,717	2,482
NON-CONTROLLING INTEREST	940	2,856
	42,450	28,055

SHAREHOLDERS’ EQUITY

Share capital (Note 11)	152,077	116,467
Equity component of convertible bonds (Note 8)	76	553
Share purchase warrants (Note 11 (e))	—	404
Contributed surplus	548	176
Deficit	(81,070)	(72,105)
Cumulative translation adjustment (Note 12)	1,663	1,275
	73,294	46,770
	$115,744	$74,825

CONTINUING OPERATIONS (Note 1)

COMMITMENTS AND CONTINGENCIES (Notes 13 and 14)

SUBSEQUENT EVENTS (Note 20)

ON BEHALF OF THE BOARD:

Jan Vestrum, Director	William R. LeClair, Director

See accompanying notes to the consolidated financial statements.

CREW GOLD CORPORATION

Consolidated Statements of Loss and Deficit

For the years ended June 30,

(Expressed in thousands of United States dollars, except per share amounts)

	2005	2004	2003

MINERAL ORE SALES	$20,366	$—	$—
DIRECT COSTS OF MINERAL ORE SALES	(21,220)	—	—
DEPLETION AND DEPRECIATION	(5,632)	—	—
	(6,486)	—	—

EXPENSES
Administration, office and general	(6,955)	(5,237)	(3,488)
Professional fees	(847)	(705)	(1,141)
	(7,802)	(5,942)	(4,629)

OTHER INCOME (EXPENSES)
Equity (loss) earnings from investment in Barberton Mines Ltd (Note 5)	(221)	2,068	68
Gain (loss) on disposal of investment in Metorex Limited	230	180	(3,835)
Gain (loss) on disposal of investment in Asia Pacific Resources Ltd	24	601	(1,912)
Gain on disposal of mineral property interest (Note 6 (b))	9,686	—	—
Gain (loss) on geothermal asset (Note 6 (f))	—	985	(1,918)
Interest and finance charges (Note 18 (b))	(4,176)	(1,771)	(177)
Restructuring costs	—	—	(440)
Foreign exchange (loss) gain	(1,886)	313	(79)
Interest and other (expenses) income	(202)	635	22
	3,455	3,011	(8,271)
LOSS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	(10,833)	(2,931)	(12,900)
PROVISION FOR INCOME TAXES (Note 10)	(48)	—	—
LOSS BEFORE NON-CONTROLLING INTEREST	(10,881)	(2,931)	(12,900)
NON-CONTROLLING INTEREST	1,916	72	143
NET LOSS	(8,965)	(2,859)	(12,757)
DEFICIT, BEGINNING OF YEAR	(72,105)	(69,246)	(56,489)
DEFICIT, END OF YEAR	$(81,070)	$(72,105)	$(69,246)

LOSS PER SHARE - BASIC AND DILUTED	$(0.05)	$(0.02)	$(0.09)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	167,424,369	143,324,571	138,664,295

See accompanying notes to the consolidated financial statements.

CREW GOLD CORPORATION

Consolidated Statements of Cash Flows

For the years ended June 30,

(Expressed in thousands of United States dollars)

	2005	2004	2003

OPERATING ACTIVITIES
Net loss	$(8,965)	$(2,859)	$(12,757)
Add (deduct) items not affecting cash:
Depletion, amortization and depreciation	5,651	67	—
Equity loss (earnings) from investment in Barberton Mines Limited (Note 5)	221	(2,068)	(68)
(Gain) loss on investment in Metorex Limited	(230)	(180)	3,835
(Gain) loss on investment in Asia Pacific Resources Ltd	(24)	(601)	1,912
Gain on disposal of mineral property interest (Note 6 (b))	(9,686)	—	—
(Gain) loss on investment in geothermal asset (Note 6 (f))	—	(985)	1,918
Stock option expense (Note 11 (g))	326	308	—
Other	1,259	—	515
Non-controlling interest	(1,916)	(72)	(143)
Change in non-cash operating working capital items (Note 15 (a))	(1,943)	1,907	493
	(15,307)	(4,483)	(4,295)

FINANCING ACTIVITIES
Net proceeds on new bonds	23,380	—	—
Net proceeds on convertible bonds	—	16,659	—
Issuance of share purchase warrants (Note 11 (e))	—	78	15
Issuance of common shares for cash	22,306	2,104	—
Repayments of amount due from Metorex Limited	422	76	1,156
Other	343	—	—
	46,451	18,917	1,171

INVESTING ACTIVITIES
Proceeds on disposal of investment in Metorex Limited	2,139	1,326	14,494
Proceeds on disposal of investment in Asia Pacific Resources Ltd	66	1,846	201
Investment in Barberton Mines Limited (Note 5)	—	—	(3,816)
Proceeds on disposal of Seqi Olivine I/S (Note 6 (b))	9,686	—	—
Proceeds on disposal of geothermal asset (Note 6 (f))	—	173	—
Expenditures on Nalunaq mineral property, plant and equipment (Note 3)	(7,117)	(20,343)	(6,528)
Security deposit for mine closure costs (Note 3)	(12)	(442)	(652)
Expenditures on other mineral property interests (Note 6)	(312)	(742)	(365)
Dividends received	389	40	638
Other	(341)	729	873
	4,498	(17,413)	4,845
EFFECT OF FOREIGN EXCHANGE TRANSLATION ON CASH AND CASH EQUIVALENTS	163	—	—
NET CASH INFLOW (OUTFLOW)	35,805	(2,979)	1,721
CASH, BEGINNING OF YEAR	1,994	4,973	3,252
CASH, END OF YEAR	$37,799	$1,994	$4,973

SUPPLEMENTAL CASH FLOW INFORMATION (Note 15)

See accompanying notes to the consolidated financial statements.

CREW GOLD CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2005 and 2004

(Expressed in United States dollars unless otherwise noted; all tabular amounts expressed in thousands, except per share amounts)

1.                                      CONTINUING OPERATIONS

Crew Gold Corporation (“Crew” or the “Company”) is an international mining company focused on identifying, acquiring and developing resource projects world-wide.  At present, Crew operates a gold mine in Greenland and has an equity interest in a South African mining operation.  Subsequent to June 30, 2005, Crew has acquired a further gold mining operation in the Philippines.  The Company also controls development projects in Greenland, Norway, Ghana and the Philippines.  The Company’s shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

These financial statements have been prepared on a going concern basis which assumes that the Company will continue to realise its assets and discharge its liabilities in the normal course of operations.  During 2005 the Company recorded a net loss of $8,965,000 (2004 - $2,859,000; 2003 - $12,757,000) and at June 30, 2005 has net working capital of $36,175,000 (2004 - $938,000).  Continuation of the Company as a going concern is dependent on the Company achieving profitable commercial operation on its Nalunaq mine and other mineral properties and/or the receipt of additional debt or equity contributions from shareholders or third parties.  If the Company were unable to continue as a going concern, then material adjustments would be required to the carrying value of assets and liabilities and the balance sheet classifications used.

2.                                      SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Significant differences between Canadian GAAP and United States generally accepted accounting principles as they relate to these financial statements are described in Note 21.  The significant accounting policies used in these consolidated financial statements are as follows:

(a)          Change in reporting and functional currency

Effective July 1, 2004 the Company changed its functional currency from the Canadian dollar (“CDN$”) to the United States dollar (“US$”).  The change was necessary due to the fact that during the quarter ended September 30, 2004 the Nalunaq Gold Mine completed its development and commenced its commercial mining operations.  Revenues and direct costs for the Nalunaq Mine are now principally denominated in US$.  Accordingly, the Company considers that the US$ is now the appropriate functional currency for the consolidated entity.  The Company also adopted the US$ as its reporting currency.

The comparative figures for the year ended June 30, 2004 were translated using the current method of translation.  Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate for the year of US$1.00 = CDN$1.3436.  Assets and liabilities were translated at the June 30, 2004 year end rate of US$1.00 = CDN$1.3453.  All resulting exchange differences are reported as cumulative translation adjustments as a separate component of shareholders’ equity.

(b)          Basis of presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, and a proportionate share of joint ventures in which Crew has an interest.

The principal subsidiaries of the Company as at June 30, 2005 are as follows:

Subsidiary	% interest

Nalunaq Gold Mine A/S (Greenland) (“Nalunaq”)	82.5%
Crew Minerals A/S (formerly Crew Norway A/S)	100.0%
Crew Minerals Philippines Incorporated	100.0%
Hwini-Butre Minerals Ltd. (Ghana)	100.0%

The Company’s 77.3% (2004 - 72%) interest in Nanortalik I/S (Greenland) is subject to joint control and is consolidated on a proportional basis, whereby the Company includes in its accounts its proportionate share of Nanortalik’s assets, liabilities, and expenses.

The Company’s 20% interest in Barberton Mines Limited (“Barberton”) is recorded using the equity method.

(c)           Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires  the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Significant areas where management’s judgement is applied include asset valuations, depreciation and depletion, income taxes, contingent liabilities and the provision for reclamation.  Actual results may differ from those estimates.

(d)          Revenue recognition

Revenue from mineral ore sales is based on the value of minerals sold, net of value added tax, and is recognized at the time that mineral ore is delivered to the customer, title and risks of ownership have passed, collection is reasonably assured and the price is reasonably determinable.

Revenue from the sale of mineral ore may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.  The purchaser is responsible for the refining treatment of the ore.  The contractual arrangement with the purchaser provides that the proceeds to the Company are calculated after deducting applicable treatment, refining and related charges.

(e)           Foreign currency translation

For operations considered financially and operationally integrated with the Company, foreign currency monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses are translated into U.S. dollars at the rate of exchange prevailing on the respective dates of the transactions.  Exchange gains and losses are included in earnings.

For operations considered self-sustaining, foreign currency assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date.  Revenues and expenses are translated at the average rate for the fiscal period.  The resulting exchange gains and losses are accumulated in a separate component of shareholders’ equity until there has been a realized reduction in the net investment in such operations.

(f)            Cash and cash equivalents

Cash  and cash equivalents includes short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding ninety days.

(g)          Investments

Investments where the Company has the ability to exercise significant influence, generally 20% to 50% owned by the Company, are accounted for using the equity method. Under this method, the Company’s share of the company’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment accounts.

Other long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable.

Provisions for impairment of long-term investments are made, where necessary, to recognize other than temporary declines in value.

(h)          Property, plant and equipment

Property, plant and equipment are recorded at cost. All costs related to the acquisition, exploration and development of mineral properties are capitalised until either commercial production is established, the property is determined to be impaired or it is abandoned.

Buildings, plant and equipment are depreciated on a straight-line or diminishing balance basis over their estimated useful lives.  Details of the method and estimated useful lives are as follows:

Buildings	straight line basis over periods from 3 to 20 years
Plant and equipment	straight line basis over periods from 3 to 20 years
Vehicles	straight line basis over 5 years
Office equipment, furniture and fixtures	diminishing balance basis at annual rates of between 20% and 30%

Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves including a portion of resources management identifies as having very high potential to be converted to reserves.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated future mineral ore sales prices and production and operating costs, capital costs and reclamation and closure costs.  If it is determined that the future net cash flows from an operation or development property are less than the carrying value, then a write-down is recorded with a charge to operations in the amount by which the carrying value exceeds fair value.

The carrying value of exploration stage mineral property interests represent costs incurred to date and does not reflect present or future values.  The Company is in the process of exploring its other mineral properties interests and has not yet determined whether they contain ore reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, and upon future profitable production.

(i)          Inventories

Stockpiled ore is stated at the lower of cost (which includes an applicable proportion of production overheads and depletion and depreciation) and net realizable value.

Materials and consumable supplies are recorded at the lower of cost and replacement cost.

(j)           Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including rehabilitation provisions and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based principally on obligations arising through legal and regulatory requirements. It is possible that Crew’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation.

(k)         Convertible bonds

The convertible bonds issued during the year ended June 30, 2004 have been segregated into their debt and equity components.  The financial liability component, representing the value allocated to the liability at the time of inception, is recorded as a long-term liability.  The remaining component, representing the value ascribed to the holders’ option to convert the principal amount into common shares, is classified in shareholders’ equity as “Equity component of convertible bonds”.

These components have been measured at their respective fair values on the date the bonds were issued. The finance costs associated with the issue of the convertible bonds have been deferred and are being amortized over the period of the liability. Over the term of the debt obligation, the debt component is accreted to the face value of the instrument by recording an additional interest expense.

(l)           Income taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date.  Future income tax assets also result from unused loss carryforwards and other deductions.  The valuation of future income tax assets is adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(m)          Stock-based compensation

The Company has a share option plan as described in Note 11 (g).  Effective July 1, 2003, the Company adopted the fair value method for accounting for all stock-based awards to non-employees and employees, including those that are direct awards of stock.  Under the fair value method, employee compensation expense attributed to direct awards of stock is measured at the fair value  of the award at the grant date and is recognized over the vesting period of the award using on option-pricing model.  If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are credited to share capital.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after July 1, 2003.  The amended recommendations have been applied prospectively from July 1, 2003 without restatement of prior periods.

The total compensation expense recognised in the statement of operations for share purchase options granted in the year ended June 30, 2005 totalled $326,000 (2004 - $308,000).  Had the same basis been applied to 2003 share purchase options granted, net earnings for the year ended June 30, 2003 would have been as follows:

Net loss for the year	$(12,757)
Fair value of share compensation to employees	(314)
Pro forma net loss for the year	$(13,071)
Pro forma net loss per share	$(0.09)

Stock-based compensation for the year ended June 30, 2003 was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 67%, annual risk free rate of 3.9% and expected lives of one to five years.

(n)                               Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period.  Diluted loss per share is computed using the treasury stock method.  Under the treasury stock method, common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants or the conversion of convertible bonds, and are excluded from the computation if their effect is anti-dilutive.

(o)                               Comparative figures

Certain of the prior year’s comparative figures have been reclassified to conform with the presentation in the current year.

3.                                      NALUNAQ MINERAL PROPERTY, PLANT AND EQUIPMENT

The Company has an 82.5% interest in Nalunaq Gold Mine A/S, a Greenlandic limited liability company with an operating gold mine in Greenland.

Commercial operation of the Nalunaq mine commenced on July 1, 2004. Amounts recovered from sale of the ore stockpile accumulated during the development stage, net of direct processing, shipping and selling costs have been recorded as a reduction of mining development costs.

The following table shows the continuity of the Nalunaq mineral property interest during the two years ended June 30, 2005:

	2005	2004

Balance, beginning of year	$53,901	$33,550
Movements in the year
Capital additions incurred during the year	7,117	23,863
Amounts recovered from the stockpile	—	(5,363)
Costs of processing and shipping stockpile	—	1,851
Depletion, amortization and depreciation	(5,632)	—
Net movement	1,485	20,351
Balance, end of year	$55,386	$53,901

The components of the Nalunaq mineral property, plant and equipment are as follows:

	June 30, 2005
	Cost	Accumulated depletion and depreciation	Net book value

Mining property and development costs	$42,234	$2,814	$39,420
Buildings	1,659	177	1,482
Surface infrastructure	4,508	509	3,999
Underground infrastructure	3,651	646	3,005
Equipment	8,966	1,486	7,480
	$61,018	$5,632	$55,386

	June 30, 2004
	Cost	Accumulated depletion and depreciation	Net book value

Mining property and development costs	$40,131	$—	$40,131
Buildings	1,395	—	1,395
Surface infrastructure	4,352	—	4,352
Underground infrastructure	448	—	448
Equipment	7,575	—	7,575
	$53,901	$—	$53,901

As a condition for obtaining the mining license for Nalunaq Gold Mines A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003 (see Note 14 (a) for a complete description).  During the year ended June 30, 2003 Nalunaq Gold Mine provided a security deposit of $652,000 (DKK4.2 million) to the government of Greenland to cover future estimated mine closure costs and a three-year monitoring program.  This security deposit was increased to $1,093,000 (DKK6.58 million) during the year ended June 30, 2004 and decreased to $1,077,000 (DKK6.65 million) during the year ended June 30, 2005.

The amount of the deposit was based on an estimate of closure costs prepared by Greenland’s Bureau of Minerals and Petroleum (“BMP”) as set out in a detailed closure plan provided by the BMP.  The terms set out in the closure plan are not exhaustive and the BMP reserves the right to set out additional terms in the event of future exploration activities within the areas of the exploitation license.

4.                                      INVENTORIES

Inventories as at June 30, 2005 are as follows:

	2005	2004

Stockpiled ore	$3,732	$2,784
Materials and consumable supplies	2,311	763
	$6,043	$3,547

5.                                      INVESTMENT IN AND ADVANCES TO BARBERTON MINES LTD

The following table shows the continuity of the investment in Barberton for the two years ended June 30, 2005:

Balance, June 30, 2003	$3,908
Equity and other earnings from investment in Barberton	2,068
Translation adjustment	1,168
Balance, June 30, 2004	7,144
Equity loss from investment in Barberton	(221)
Dividends	(389)
Translation adjustment	98
Balance, June 30, 2005	$6,632

Effective June 15, 2003, the Company acquired a 20% interest in the ETC Division of Avgold Limited (renamed “Barberton Mines Limited”) for a total cash cost of $3,816,000 (Rand 30 million).  This cash payment was comprised of a shareholder loan of $3,816,000 (Rand 30 million) and a nominal equity investment of $3 (Rand 20).  The shareholder loans were unsecured, subordinated in favour of all creditors of Barberton, and bore interest at such rate as determined by Barberton’s board of directors, but not to exceed prime. The loans were repayable once certain conditions of Barberton’s term-loan facility agreement with its external financiers had been met.  Subject to these conditions, Barberton would distribute 66% of its annual profits as repayment of shareholder loans or dividends, subject to its future cash flow needs.

The acquisition was made by a consortium consisting of Metorex Ltd (54%), MCI Resources Ltd (26%) and the Company (20%). The total purchase price paid by the consortium of Rand 255 million was funded by a Rand 105 million term-loan facility and Rand 150 million of shareholder loans. The term loan facility is secured by a pledge of all Barberton shares held by the shareholders and by Barberton’s assets.  In addition, certain financial and operational lending covenants must be achieved by Barberton, of which failure to do so will result in restrictions on the payment of dividends, repayments of shareholder loans and the repayment of interest thereunder.

On October 29, 2003 it was agreed by Special Resolution to increase the authorised share capital of Barberton Mines Limited from Rand 12,000,000 to Rand 12,016,000 by the creation of 16,000 cumulative variable rate redeemable preference shares of Rand 1 each.  These shares have no voting rights. On December 23, 2003 the shareholder loans of Rand 150,000,000 were converted to 15,000 cumulative variable rate redeemable preference shares of Rand 1 each. The issue price of each of these shares was Rand 10,000.  Rand 9,999, being the surplus between issue price and par value, was credited to a share premium account of Barberton.

In exchange for converting Rand 30,000,000 of shareholder loans, Crew received 3,000 preference shares of par value Rand 1 each with a deemed aggregate issue price of Rand 30,000,000 ($4,311,000). The exchange of shareholder loans for preference shares was recorded at the book value of the loans with no net increase in the carrying values of the Company’s investment in Barberton.

The following is a summary of the assets, liabilities and results of operations of Barberton Mines Limited prepared after adjustments to harmonize accounting policies with those of the Company and converted from South African Rand (“Rand”) to US$.

	2005	2004

Current assets	$5,524	$7,370
Producing mining property, plant and equipment	46,414	52,771
Other assets	3,266	5,169
Assets	$55,204	$65,310

Current liabilities	14,869	10,382
Long-term debt	88	3,946
Shareholder loans	—	778
Other liabilities	13,625	14,689
Liabilities	28,582	29,795

Net shareholders’ equity	26,622	35,515
Liabilities and equity	$55,204	$65,310

	2005	2004

Mineral sales	$49,347	$47,328
Mining expenditures	48,108	39,961
	1,239	7,367
Net interest paid	(371)	(3,157)
Other income	593	780
(Loss) gain from hedge book	(4,101)	9,656
(Recovery) provisions for income taxes	852	(4,317)
Net earnings	$(1,788)	$10,329

6.                                      OTHER MINERAL PROPERTY INTERESTS

The carrying value of other mineral property interests includes acquisition costs and deferred exploration expenditures relating to properties in which mining of an ore reserve has not commenced.  Details of these at June 30, 2005 and 2004 are as follows:

	2005	2004

Other mineral property interests, beginning of year	$3,309	$2,567
Expenditures incurred during the year	312	742
Interest disposed of during the year	(165)	—
Other mineral property interests, end of year	$3,456	$3,309

Consisting of:

	2005	2004

Hwini-Butre Gold Project (Ghana) (a)	$2,381	$2,390
Seqi Olivine (Greenland) (b)	—	165
Nanortalik IS (Greenland) (c)	1,019	745
Ringvassoy (Norway) (d)	9	9
Mindoro Nickel Project (Philippines) (e)	47	—
Geothermal Project (f)	—	—
Other mineral property interests, end of year	$3,456	$3,309

(a)                               Hwini-Butre Gold Project

Through a wholly-owned subsidiary, the Company owns 51% of the Hwini-Butre gold concession located in Ghana, Africa ..  The Company disposed of its shareholding in this subsidiary subsequent to June 30, 2005 (Note 20 (c)).

(b)                               Seqi Olivine

During the year ended June 30, 2003, the Company exercised an option to acquire 100% of the mineral rights to the Seqi Olivine property in Southern Greenland.

During the year ended June 30, 2004, the Company entered into an agreement with Minelco AB, a subsidiary of iron ore producer LKAB of Sweden, to develop a Bankable Feasibility Study (“BFS”) for the Seqi Olivine project (the “Seqi Project”).  The Company was responsible for the management of further drilling and for the preparation of the BFS, whereas Minelco covered related costs.  The BFS was completed and approved by the Minelco Board during fiscal 2004.

During fiscal 2005, the Company disposed of its entire interest in the Seqi Project to Minelco AB resulting in a gain on disposal of $9,686,000. The sale price consisted of a cash payment of $10 million paid upon closing and a 17-year royalty agreement based on tonnage produced.  Under the terms of the royalty agreement, the Company may be entitled to an annual royalty of not less than $1 million in the third through fourteenth year of commercial production of the Seqi Project, provided that the Seqi Project achieves commercial production and subject to certain other conditions.  The royalty will be recorded in the period it is earned and payable.

(c)           Nanortalik I/S

At June 30, 2003, the Company had a 67% interest in Nanortalik I/S, which is a joint venture between the Company and NunaMinerals A/S (33% interest).

During the year ended June 30, 2004 the joint venture incurred $336,000 in exploration costs.  For the year ended June 30, 2005, the Company funded the joint venture through intercompany advances. NunaMinerals did not participate in these advances nor in 2004’s capital calls and, as a consequence, suffered a dilution resulting in an increase in the Company’s interest from 67% to 77.3%. After year end, the Company funded the joint venture an additional US$130,000, increasing the Company’s interest to 78.3%.

It is expected that the Company will fund all of the remaining exploration commitment for the current program, resulting in a further increase in its joint venture interest.  Should the interest of NunaMinerals be reduced below 10% due to continued dilution, NunaMinerals would have the option of converting its interest into a net royalty smelter agreement (“NRS”).  The NRS percentage would be determined based on a sliding scale as defined in the joint venture agreement.

Details of the financial position, results of operations and cash flows of Nanortalik I/S are as follows:

	2005	2004

Assets	$1,335	$311
Liabilities	$(1,037)	$(448)

Expenses and net loss	$(416)	$(247)

Cash flows from operating activities	$(525)	$(247)
Cash flows from investing activities	—	(343)
Cash flows from financing activities	—	586

(d)          Ringvassoy Gold Project

The Ringvassoy gold project is found in an Archean Greenstone belt, in Northern Norway.  The Company has secured claims, which cover a number of gold mineralized areas, and has conducted a grassroots exploration campaign. The results were sufficiently encouraging to continue activities and since the year end, a follow up programme on exploration and target definition was undertaken.

(e)           Mindoro Nickel Project

In 1997, an Exploration Permit (“EP”) for the Mindoro concession was granted to Aglubang Mining Corp, a fully owned subsidiary of Crew.  In 2001 the key section of the concession was granted a Mineral Production-Sharing Agreement (“MPSA”), which secured for the group the exclusive right to develop the property into a mine for a period of 25 years.  According to this agreement the Group was granted a five-year period to complete a Bankable Feasibility Study (“BFS”) and an Environmental Impact Assessment (“EIA”).  The MPSA covered the area where the Group had defined a measured and indicated resource.

In July 2001 the MPSA was cancelled unexpectedly by the Department of Environment and Natural Resources (“DNER”) in the Philippines. As a consequence of the cancellation the Company recorded impairment provisions against the full carrying value of its investment in the project totalling $26.4 million. On March 24, 2004 the Company announced that its Philippine subsidiary Aglubang Mining Corp had received notification that the cancellation of its MPSA had been revoked and set aside, which effectively reinstated fully the MPSA and title to the property.

As at June 30, 2005 the carrying value of the project in the financial statements was $47,000 (2004 - $Nil).  No adjustments can be made in the financial statements to re-instate the project to its original carrying value.

On July 1, 2005 the Company signed a Memorandum of Understanding (the “MOU”) with Jilin JIEN Nickel Industry Corporation (“Jilin”) relating to the cooperative development of Crew’s Mindoro Nickel Project (“MNP”). The MOU has a term of six months and establishes a framework whereby Crew and Jilin will jointly contribute to further studies and test work on MNP with the objective of finalizing a definitive agreement.

(f)            Geothermal project

During the year ended June 30, 2003, the Company granted 800,000 of its shares in North Pacific Geopower Corporation (“NPGP”) to the former Chairman, as part of a settlement agreement.

Due to the difficulties faced by NPGP in raising necessary financing for the geothermal project, the Company wrote down its investment in the geothermal project to $1, resulting in a provision for impairment of $2,153,000 during the year ended June 30, 2003.

On September 26, 2003, pursuant to an agreement dated September 3, 2003 the Company sold its 86.1% shareholding in NPGP.  In consideration for the sale of this subsidiary, the Company received cash consideration of $173,000 and forgave an inter-company debt of $416,000, which was repayable by NPGP to the Company.

At the time of closing, NPGP had external liabilities of $423,000 all of which were assumed by the purchaser of NPGP. The Company also agreed to defer the repayment of an additional loan from NPGP of $619,000 which will now be payable to the Company on December 31, 2011. The Company has made full provision for this amount and the gain on the sale of the shares was reduced accordingly.

7.                                      REHABILITATION PROVISIONS

Depending upon local legislation, Group companies are generally required to restore operating mines at the end of their producing life to a condition acceptable to the local authorities.  These costs are provided in full based on the best estimate of the future costs to be incurred on a discounted basis.

Movements in the provision for rehabilitation costs for the year are as follows:

	2005	2004

Balance, beginning of year	$574	$361
Interest accretion	59	—
Additions to future site reclamation costs	2	213
Effect of translation of foreign currency	(65)	—
Balance, end of year	$570	$574

The total undiscounted amount of estimated cash flows required to settle the obligations is DKK6.7 million (US$1.1 million) which has been discounted using a credit adjusted risk free rate of 8.5%.  The reclamation obligation relates to the Nalunaq mine and is expected to be paid in 2013.

8.             CONVERTIBLE BONDS

On September 8, 2003, the Company issued, through a private placement, $16.4 million (Norwegian Kroner (“NOK”) 120 million) three-year senior convertible bonds with three major financial institutions based in London.  The bonds were issued in denominations of NOK10,000 and rank pari passu among themselves.  After deducting finance costs of $1.1 million (NOK8.5 million), net proceeds were $15.3 million (NOK111.5 million).  During the year ended June 30, 2004, 1,970 bonds with a book value of $2.8 million were converted to common shares of the Company.  During the year ended June 30, 2005, 8,160 bonds with a book value of $12.9 million were converted to common shares of the Company.  At June 30, 2005, the balance of convertible bonds outstanding had a debt value of $3,113,000 (2004 - $14,048,000).

Included in interest and finance charges for the year ended June 30, 2005 are interest and finance charges relating to the bond financing and negotiated conversion of 22,250,000 convertible bonds which took place in October, 2004.  The Company paid $1.1 million to its convertible bondholders to induce them to convert their position.  This cost is reflected in the results for the year.  Without these conversions, interest charges of approximately $2.2 million would have been payable over the remaining term of the bonds.

The bonds bear a 9% coupon, payable semi-annually in arrears. The principal portion of the bonds is convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK3.60 ($0.55) per share. The maximum number of shares that may be issued on conversion is 33.3 million. In the period from issue till June 30, 2005, 28,138,887 shares were issued following conversion of bonds.

If the remaining bonds are not converted, the principal portion is fully repayable on September 8, 2006.

Interest expense on the convertible bond totalling $0.6 million (2004 - $1.1 million) has been charged to profit and loss for the year ended June 30, 2005. To date interest payments of $817,000 have been made.

The costs associated with the issue of the convertible bonds have been deferred and are being amortized over the period of the liability.  As at June 30, 2005, deferred financing costs amounted to $84,000.

The convertible bonds at June 30, 2005 have been segregated into their debt and equity components as follows:

	June 30,	June 30,
	2005	2004

Equity component	$76	$553
Debt component	3,113	14,048

Over the term of the debt obligation, the equity component is accreted to the face value of the instrument by recording an additional interest expense.

9.             OTHER LONG-TERM DEBT

On October 27, 2004, the Company issued through a private placement a $23.4 million (NOK150 million) five-year Senior Unsecured Bond Issue.  The bonds were issued in denominations of NOK500,000 and rank pari passu. After deducting finance costs of $747,000, net proceeds were $22.7 million.  At June 30, 2005, the bonds have an outstanding book value of $22,868,000 (2004 - $Nil).

The bonds have a fixed interest rate of 9.5% with interest payable annually in arrears.  The loan was drawn down on October 27, 2004 and will be repaid on October 27, 2009. The Company may redeem the loan in October 2007 at a price of 103.0% and in October 2008 at a price of 101.5%.

Interest expense on the bonds totalling $1.5 million (2004 - $Nil) has been charged to profit and loss for the year ended June 30, 2005. To date interest payments of $960,000 have been made.

The costs associated with the issue of the bonds have been deferred and are being amortized over the period of the liability.  As at June 30, 2005, deferred financing costs amounted to $648,000.

10.          INCOME TAXES

Future income tax assets and liabilities arise at June 30 from the following:

	2005	2004
Future income tax assets
Investments	$213	$430
Loss carry-forwards	15,887	12,768
Other	3,043	122
	19,143	13,320
Valuation allowance	(19,097)	(11,419)
Future income tax assets	46	1,901

Future income tax liabilities
Mineral property plant and equipment	(2,763)	(4,383)

Future income tax liabilities	(2,763)	(4,383)
Future income tax liabilities, net	$(2,717)	$(2,482)

A reconciliation of the provision for (recovery of) income taxes is as follows:

	2005	2004	2003
Recovery of income taxes based on Canadian statutory tax rate of 32% (2004 - 33%; 2003 - 39%)	$(2,869)	$(946)	$(4,975)
Add (deduct)
Different tax rates in foreign jurisdictions	212	(636)	123
Non-taxable equity loss from affiliates	(90)	—	—
Other	207	—	84
Tax effect of losses not recognized	2,588	1,582	4,768
Provision for income taxes	$48	$—	$—

As at June 30, 2005, the Company and its subsidiaries have estimated non-capital losses carried forward for Canadian income tax purposes of approximately $9,300,000 (2004 - $14,800,000), which can be applied to reduce future Canadian income taxes payable and will expire from  2005 to 2011.  As at June 30, 2005 the Company’s subsidiaries also have estimated non-capital losses carried forward for Greenland, Norwegian and Philippine income tax purposes of approximately $25.9 million (2004 - $16.7 million), $7.7 million (2004 - $6.4 million) and $0.9 million (2004 - $0.8 million), respectively.

The loss carryforwards in Greenland can be applied to reduce future income taxes payable and do not expire.  The other loss carryforwards will expire in 2011 and 2012 for Norway and 2004 to 2006 for the Philippines.  The potential tax benefits of these loss carry-forwards have been offset by recognition of a valuation allowance in these financial statements.

11.          SHARE CAPITAL

(a)                                  The authorized share capital at June 30, 2005 is 500,000,000 common shares without par value (2004 - 250,000,000 common shares without par value).

(b)           Details of changes in the issued share capital are as follows:

	Number
	of shares	Amount

Balance, June 30, 2002 and 2003	138,664,295	$111,510
Issued on conversion of convertible bonds (c)	5,472,221	2,827
Issued for cash on exercise of stock options and warrants	6,983,333	2,130
Balance, June 30, 2004	151,119,849	116,467
Issued on conversion of convertible bonds (c)	22,666,666	12,930
Issued for cash on exercise of stock options and warrants (d)	2,450,000	1,896
New shares issued for cash (f)	17,600,000	20,784
Balance, June 30, 2005	193,836,515	$152,077

(c)                                  As detailed in Note 8 to these financial statements, the Company issued convertible bonds on September 8, 2003. The following table summarizes the share issues arising on conversion of bonds between the date of issue and June 30, 2005. These bonds are denominated in NOK and their issue price is calculated with reference to the prevailing exchange rate on the date of conversion.

	Number	Issue
Date of share issue	of shares	price	Amount

September 24, 2003	1,111,111	$0.51	$566
November 12, 2003	833,333	0.50	421
March 11, 2004	1,111,111	0.51	565
April 2, 2004	2,416,666	0.53	1,275
Total converted to June 30, 2004	5,472,221	0.52	2,827
July 4, 2004	416,666	0.52	217
November 2, 2004	22,250,000	0.57	12,713
Total converted to June 30, 2005	28,138,887	$0.56	$15,757

(d)                                 The following table summarizes the share issues arising on conversion of stock options and warrants during the year ended June 30, 2005:

		Weighted
		average
	Number	issue price	Amount
Date of issue	of shares	(CDN$)	(CDN$)
Stock Options
February 7, 2005	100,000	$0.40	$40
June 3, 2005	850,000	0.57	494
Total options converted in year	950,000	0.56	534

Stock Purchase Warrants
October 25, 2004	1,500,000	0.90	1,350
Total warrants converted in year	1,500,000	0.90	1,350

Total options and warrants converted in year	2,450,000	$0.77	$1,884

(e)                                  During the year ended June 30, 2004, the Company issued 1,500,000 warrants to purchase 1,500,000 shares of the Company at an exercise price CDN$0.90 per share for a period of one year.  Of these warrants, 700,000 were issued to the Chairman and 800,000 were issued to the President and CEO of the Company in exchange for total consideration of CDN$105,000.

(f)                                    On June 27, 2005, the Company concluded a private placement of 17.6 million common shares at $1.23 per share (NOK8.2) for aggregate net proceeds of $20.8 million (NOK144.3 million) after expenses of the issue of $1.1 million.

(g)                                 The Company has a share option plan which authorizes the Company’s Directors to grant up to 15,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted.  The options are generally exercisable for up to five years from the date of grant.  At June 30, 2005, there were 2,233,500 options available for grant under the plan.

A summary of the Company’s options at June 30, 2005 and 2004 and the changes for the three years ending June 30, 2005 is presented below:

	Options outstanding
	Number of	Weighted average exercise price
	shares	(CDN$)
Balance, June 30, 2002	10,150,000	$0.59
Granted	5,900,000	0.39
Cancelled	(4,680,000)	0.58
Balance, June 30, 2003	11,370,000	0.49
Granted	3,725,000	0.84
Exercised	(6,983,333)	0.41
Cancelled	(1,206,667)	0.74
Balance, June 30, 2004	6,905,000	0.72
Granted	500,000	1.31
Exercised	(2,450,000)	0.77
Cancelled	(500,000)	1.02
Balance, June 30, 2005	4,455,000	$0.73

The following table summarizes outstanding and exercisable share options at June 30, 2005:

			Weighted
			average	Remaining
Options	Options	Expiry	exercise price	contractual life
outstanding	exercisable	date	(CDN$)	(years)

1,400,000	1,400,000	March 6, 2007	$0.33	1.67
500,000	500,000	November 2, 2007	0.27	2.33
680,000	680,000	June 26, 2008	1.08	3.00
500,000	500,000	July 22, 2008	0.34	3.08
200,000	200,000	August 12, 2008	0.45	3.25
425,000	425,000	October 23, 2008	0.58	3.33
250,000	83,333	March 10, 2008	0.98	3.67
250,000	—	October 6, 2008	1.10	4.17
250,000	—	October 6, 2008	1.04	4.17
4,455,000	3,788,333		$0.73

Share purchase options with a fair value of $172,000 were granted in fiscal 2005 (2004 - $563,000) and the related stock-based compensation is charged to operations over the vesting period resulting in compensation expense of $326,000 for the year ended June 30, 2005 (2004 - $308,000; 2003 - $Nil).  Stock-based compensation is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 64% (2004 - 67%), an annual risk free interest rate of 3% (2004 - 3%) and expected lives of two to five years (2004 - three years).

12.          CUMULATIVE TRANSLATION ADJUSTMENT

The cumulative translation adjustment comprises:

	2005	2004
Cumulative effect of unrealized losses on foreign exchange translation in prior periods	$1,275	$(333)
Increase in unrealized gain on translation of net assets in Barberton (Note 5)	98	1,028
Increase for reversal of portion of translation adjustment related to disposals and dilution of interest in Metorex	290	43
Unrealized loss on translation of net assets due to change in functional currency	—	537
Cumulative translation adjustment at end of year	$1,663	$1,275

This balance represents the net unrealized foreign currency translation gains and losses on the Company’s net investments in Barberton and the effect of the change in functional and reporting currency to the U.S. dollar on July 1, 2004.

13.          COMMITMENTS

The Company is committed to minimum annual non-cancellable future operating lease payments as follows:

	2005	2004
Within one year	$338	$212
Years two to five	—	83
	$338	$295

The Company has exercised an option agreement with Altai Philippines Mining Corporation (“APMC”) in order to acquire Mineral Property Sharing Agreements and exploration permits for the Negros sulphur concessions.  If the Company wishes to retain these rights, it must pay to APMC an amount of $50,000 per year for each of the next two years, and then $125,000 per year for each year thereafter until the project produces a minimum of 50,000 tons of ore mineral per month.  If and when this production milestone is reached, the Company will then be obligated to pay a 25% royalty on net profits from the mining operations.  The Company has the option, at any time, of purchasing this royalty interest from APMC for $750,000, prior to February 4, 2007, or for $1,000,000 if exercised after February 4, 2007.  The Company is able to terminate this agreement at any time, in which case the exploration rights would be forfeited and any unpaid amounts would not be payable.

Under the terms of the Company’s sales agreement with a third party as described in Note 19 (a), the Company is committed to supplying a minimum of 120,000 dry tonnes of ore for processing annually until July 1, 2007, subject to specified exceptions.

14.          CONTINGENCIES

(a)                                  As a condition for obtaining the mining license for Nalunaq Gold Mine A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003.  The guarantee covers all present and future liabilities, such as environmental liabilities, which may be imposed on Nalunaq Gold Mine A/S under both present and future laws of Greenland, including future amendments, which may be made to the exploitation license.  The Company has unlimited liability under the terms of this guarantee.

(b)                                 The Company received notice of a claim from Fednav International (“Fednav”), the shipping company contracted to ship gold ore from Nalunaq Gold Mine to Avilles in Spain for processing.  Fednav claim that one of their vessels sustained severe hull damage on leaving the Greenlandic Port as a result of contact with an unknown object.  Following a review of nautical and other evidence, management believes that there are substantial defences to the claim.  The amount of ultimate loss, if any, is not presently determinable.

(c)                                  The Hwini-Butre gold concession (the “HB Gold Concession”) is a gold exploration project in south-western Ghana.  Hwini-Butre Minerals Ltd. (“HBM”), a 100%-owned Ghanaian subsidiary of Crew Development Corporation, owns 51% of the HB Gold Concession while the operator, St Jude Resources Ltd (“St Jude”) (TSX Venture Exchange: SJD), owns 49% of the HB Gold Concession.

During the year ended June 30, 2004, a judgement relating to a legal dispute instituted by HBM to finalize certain title disputes was unexpectedly issued against HBM.  The judgement was appealed immediately to the Court of Appeal.

Management believes the judgement to be in error and was vigorously pursuing an appeal.  As described in Note 20 (c), the Company sold its interest in HBM to St. Jude subsequent to June 30, 2005 and does not anticipate that the Company will have any further involvement in this action.

15.                               CASH FLOW STATEMENT INFORMATION

(a)          Change in non-cash operating working capital items

	2005	2004	2003
(Increase) decrease in
Accounts receivable	$(2,931)	$51	$(119)
Inventories	(2,496)	(3,547)	—
Prepaid expenses	(316)	(514)	(70)
(Decrease) increase in
Accounts payable and accrued liabilities	3,804	5,745	156
Rehabilitation provision	(4)	565	—
Accrued restructuring costs	—	(111)	244
Promissory notes due to related parties	—	(282)	282
	$(1,943)	$1,907	$493

(b)          Supplemental disclosure of cash flow information

	2005	2004	2003

Cash payments for interest	$2,149	$708	$16
Cash payments for income taxes	22	—	40

(c)           Non-cash investing and financing activities

	2005	2004	2003

Conversion of convertible bonds into shares	$12,930	$2,732	$—

16.          RELATED PARTY TRANSACTIONS

The Company paid management fees during the year ended June 30, 2005 of $453,000 (2004 - $357,000; 2003 - $373,000) and a bonus of $Nil (2004 - $Nil; 2003 - $Nil) to a company controlled by the President and CEO of the Company. As at June 30, 2005, the President and CEO of the Company was owed $6,000 (2004 - $42,000) by the Company in respect of services rendered and travelling costs.

During the year ended June 30, 2005, law firms of which directors of the Company were partners received legal fees of $140,000 from the Company (2004 - $190,000; 2003 - $349,000). During the year ended June 30, 2005, a recruitment firm controlled by a Director of the Company received fees of $108,000 from the Company (2004 - $82,000; 2003 - $Nil). The amounts are recorded at the exchange amount which approximates the amount which would have been paid for these services if they had been negotiated between third parties.

17.          SEGMENTED INFORMATION

Operating segments

The Company manages its commercial mining operations by the type of commodity produced. Following the commencement of commercial mining operations at Nalunaq during July 2004, management considers the Group to be operating in three segments. These are gold mining, exploration and development activities, and corporate.

Segment information for the year ended June 30, 2005 and 2004 is as follows:

(a)          Loss for the year by activity

	Year ended June 30, 2005
	Gold mining	Exploration and development	Corporate items	Total

Mineral sales	$20,366	$—	$—	$20,366
Direct cost of sales	(21,220)	—	—	(21,220)
Amortization, depletion and depreciation	(5,632)	—	—	(5,632)
Other administration, office and general expenses	(2,876)	(451)	(5,714)	(9,041)
Professional fees	(148)	(316)	(383)	(847)
Interest and finance charges	—	—	(4,176)	(4,176)
Other corporate items	—	—	9,717	9,717
(Loss) profit before tax and non-controlling interest	$(9,510)	$(767)	$(556)	$(10,833)

Additions to capital assets	$7,117	$312	$—	$7,429

All of the Company’s revenue is attributable to the Nalunaq gold mine and is derived from a single customer under the terms of a sales agreement (Note 19).

Interest and finance charges are considered a corporate expense and are not allocated to individual segments.

	Year ended June 30, 2004
	Gold mining	Exploration and development	Corporate items	Total

Mineral sales	$—	$—	$—	$—
Direct cost of sales	—	—	—	—
Amortization, depletion and depreciation	—	(45)	(22)	(67)
Other administration, office and general expenses	(317)	(278)	(4,268)	(4,863)
Professional fees	(78)	(34)	(593)	(705)
Interest and finance charges	(57)	—	(1,714)	(1,771)
Other corporate items	—	—	4,475	4,475
Loss before tax and non-controlling interest	$(452)	$(357)	$(2,122)	$(2,931)

Additions to capital assets	$20,343	$742	$—	$21,085

	Year ended June 30, 2003
	Gold Mining	Exploration and Development	Corporate Items	Total

Depreciation and depletion	$—	$—	$—	$—
Interest and finance charges	—	—	—	—
Other administration, office and general expenses	—	—	(3,488)	(3,488)
Professional fees	—	—	(1,141)	(1,141)
Other corporate items	—	—	(402)	(402)
Non-controlling interest	—	—	(7,869)	(7,869)
Loss before tax and non-controlling interest	$—	$—	$(12,900)	$(12,900)

Additions to capital assets	$(6,528)	$(365)	$—	$(6,893)

(b)          Loss by geographical segment

	2005	2004	2003

Greenland	$(8,361)	$(380)	$—
Africa	(14)	—	—
Philippines	(394)	(357)	—
Corporate	(196)	(2,122)	(12,757)
	$(8,965)	$(2,859)	$(12,757)

(c)           Capital assets by activity

Capital assets consist of property, plant and equipment and mineral property interests allocated by activity as follows:

	2005	2004

Gold mining	$55,386	$53,901
Exploration and development	3,466	3,317
Corporate	36	56
	$58,888	$57,274

(d)          Capital assets by geographical segment

Capital assets consist of property, plant and equipment and mineral property interests in the following locations:

	2005	2004

Greenland	$56,405	$54,810
Africa	2,381	2,390
Europe	45	56
Philippines	57	18
	$58,888	$57,274

In addition, the Company had short -term investments in associated companies in Africa with a carrying value of $7,132,000 at June 30, 2005 ($8,763,000 at June 30, 2004). The principal activities of these companies is gold mining.

18.          OTHER FINANCIAL INFORMATION

(a)          Other assets

Other assets consist of:

	2005	2004

Security deposit (Note 3)	$1,077	$1,093
Deferred financing costs (Note 10)	732	727
Other	387	65
	$2,196	$1,885

(b)          Interest and finance charges

Details of interest and finance charges are as follows:

	2005	2004	2003

Cash interest expense	$2,136	$1,182	$177
Accretion of convertible debt	97	149	—
Amortization of deferred finance costs	813	440	—
Inducement to convertible debtholders (Note 8)	1,130	—	—
	$4,176	$1,771	$177

19.          FINANCIAL INSTRUMENTS

(a)          Credit risk

The Company’s credit risk is primarily attributable to receivables. The Company sells the production from the Nalunaq gold mine to a single refinery in Spain under the terms of an off-take arrangement. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Company’s management based on the current economic environment.

The credit risk on liquid funds is limited because the counter-parties are banks with high credit ratings.

(b)          Foreign currency and commodity risk

The Company has foreign currency investments and liabilities and, as a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.  In addition, the Company is exposed to risk due to changes in the gold price.  The Company does not currently use derivative instruments to manage these risks.

(c)           Fair value of financial instruments

The carrying values of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, convertible bonds and other long-term debt approximate their respective fair values.

20.          SUBSEQUENT EVENTS

(a)                               Acquisition of Apex Mining Company

The Company signed a Definitive Agreement to purchase 72.8% of the common shares in Apex Mining Company (“Apex”) on August 24, 2005. The transaction was concluded by the transfer of the shares to Crew and its affiliated company Mapula Creek Gold Corp. (Mapula) for a payment, subject to certain conditions, of US$6.6 million.

The Definitive Agreement triggered a mandatory bid on behalf of Crew and Mapula for the remaining 27.2% shares in Apex Mining Co.

Details of the fair value of Apex net assets acquired were as follows:

Mineral property interests	$13,529
Less:
Future income tax liability	(4,329)
Non-controlling interest	(2,600)
$6,600

The estimated fair value of Apex assets acquired and liabilities assumed represents management’s best estimate at the date of these financial statements.  The Company is still completing its due diligence to finalize the fair value of the Apex assets acquired and expects to complete this exercise by June 30, 2006.  Any adjustments to these preliminary estimates will be recorded when the purchase due diligence exercise is completed.

Apex is listed on the Philippine Stock Exchange (PSE:APX).  Its principal asset is the Masara Gold Mine, located in the Compostela Valley in South-eastern Mindanao, where the previous commercial mining operations ceased in 2000.

(b)                               Conclusion of Private Placement

On September 2, 2005, the Company announced the closing of a private placement of 19.45 million shares at NOK10.50 per share (approximately US$1.96) for aggregate gross proceeds of NOK204.2 million (approximately US$38.1 million).

The proceeds from the private placement will be used for the funding of the Company’s expansion and development plans.

(c)           Disposal of Hwine Butre Gold Concession (“Hwine Butre”)

On August 24, 2005, the Company received notice from St Jude Resources Ltd (“St. Jude”) indicating St. Jude’s desire to increase its interest in Hwine Butre to 65%, pursuant to a call option stipulated in the original agreement between the parties dated February 1995.  The Company offered, and St Jude agreed, to acquire the Company’s remaining interest with immediate effect.

The total consideration paid for these transactions was $5 million paid in an equivalent number of St. Jude shares. As a result St. Jude issued 2,995,000 common shares to Crew. These shares are subject to a four month statutory hold period, after which time one third of these shares will be subject to a hold period spanning an additional 12 months. As a result of this transaction, the Company recorded a gain on disposal of approximately $2.4 million, before tax, in the three months ended September 30, 2005.

Golden Star Resources Ltd (“Golden Star”) acquired the entire share capital of St. Jude on December 21, 2005.  Each St. Jude share was exchanged for 0.72 of a Golden Star share.  As a consequence of this transaction, the Company now owns 2,156,400 shares in Golden Star.

(d)          Acquisition of Guinor Gold Corporation (“Guinor”)

On November 1, 2005, Crew made an offer to purchase for cash, 100% of Guinor’s common shares, including common shares issuable on exercise of Guinor’s outstanding options and brokers warrants, for a purchase price of Cdn$1.50 per common share.  On December 9, 2005 Crew had acquired 246,627,805 common shares of Guinor.

Crew had acquired a sufficient number of Guinor shares in order to permit it to carry out a compulsory acquisition of the remainder of the outstanding Guinor shares not deposited to the Offer pursuant to the Business Corporations Act (Yukon).  The Company announced it would commence the compulsory acquisition of these shares on February 7, 2006 and completed the process on March 3, 2006.

Crew funded the transaction through a private placement of approximately $150 million of equity prior to expenses of the issue, to a limited number of existing shareholders, and by issuing 6% convertible debentures with a maturity date of five years from the date of issue in the aggregate amount of approximately $150 million also prior to expenses of the issue, and from existing cash reserves.

The business combination will be accounted for as a purchase with Crew being the acquirer and Guinor the acquiree.

The preliminary allocation of the purchase price to the fair value of Guinor net assets acquired based on the Guinor September 30, 2005 balance sheet is summarized in the table below and is subject to change:

Purchase price
Cash paid for existing common shares including warrants and options	$333,334
Acquisition costs	22,680
$356,014

Net assets acquired
Cash and short-term investments	$42,039
Non-cash working capital	2,530
Other long-term assets	3,615
Mineral property interests	447,443
Less:
Employee future benefits and other	(508)
Future income tax liability	(139,105)
$356,014

The purchase consideration has been allocated on a preliminary basis to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and taking into account all relevant information available at the time these statements were prepared.  Crew has not completed the process of allocating the cost of the Guinor acquisition to the fair value of assets acquired and liabilities assumed and expects that once it completes this exercise, there may be adjustments to the preliminary allocation and that these variations could be material.

(e)           Issuance of new bonds

On March 21, 2006 the Company announced that it had received subscriptions for a new issue of secured bonds in the aggregate principal amount of approximately US$80 million, comprised of a USD tranche of US$50 million and a NOK tranche of NOK 200 million.  These bonds are expected to be issued on or about March 31, 2006.  Under the term sheet the loan can be increased to a total of US$100 million.

The USD tranche of the bonds will have a floating interest rate of 3 month LIBOR + 5.0% per annum, whereas the NOK tranche will have a floating interest rate of 3 month NIBOR + 5.0% per annum.  The bonds will have a 5 year term, and Crew may redeem the bonds (wholly or in part) at the third anniversary of the issuance at a price of 105.0% and at the fourth anniversary of issuance at a price of 102.5%.  The bonds will be secured by a pledge over all the shares of Crew’s wholly-owned subsidiary, Guinor Gold Corporation.  Crew will undertake not to raise any new debt which results in the Company’s total debt to EBITDA ratio exceeding 3.0, nor raise any new debt in Guinor Gold Corporation.  In addition, Crew will also agree not to make any dividend payments or other distributions to its shareholders that would constitute more than, on a consolidated basis, 50% of Crew’s net profit after taxes for the previous financial year (other than in respect of a divesting of non-gold assets of Crew into a separate entity listed on a stock exchange).  The issue of the bonds is conditional upon approval by Crew’s existing convertible bondholders.

21.                               RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, differ in some respects from U.S. GAAP.  The differences between Canadian and U.S. GAAP and the effect of those differences on the Company’s consolidated financial statements are summarized below:

Consolidated Balance Sheets

	2005	2004
Total assets under Canadian GAAP	$115,744	$74,825
Decrease in Nalunaq mineral property interest due to expensing of exploration costs (a)	(13,145)	(13,145)
Decrease in other mineral property interests due to expensing of exploration costs (a)	(1,233)	(921)
Decrease in Nalunaq mineral property interest due to additional depletion (b)	(977)	—
Decrease in investment in Barberton Mines Ltd. due to expensing of exploration costs (a)	(105)	(76)
Increase in carrying value of Asia Pacific Resources (e)	—	34
Increase in carrying value of Metorex Limited (c)	—	254
Effect of application of foreign exchange translation (d)
Increase (decrease) in carrying value of Nalunaq mineral property interest	(3,996)	(3,996)
Other assets	(132)	(297)
Barberton Mines Ltd.	(692)	(365)
Effect of different treatment of hedging activities (f)	1,164	951
Total assets under U.S. GAAP	$96,628	$57,264

Total liabilities under Canadian GAAP	$42,450	$28,055
Reduction of future tax liability related to expensing of exploration costs (a)	(2,569)	(2,346)
Reduction of non-controlling interest due to expensing of exploration costs (a)	(2,300)	(2,620)
Increase in convertible bonds (h)	30	404
Total liabilities under U.S. GAAP	$37,611	$23,493

Total shareholders’ equity under Canadian GAAP	$73,294	$46,770
Cumulative adjustment to mineral property interests and equity investees, net of future income taxes and non-controlling interest due to expensing exploration costs (a)	(10,591)	(9,496)
Effect of different treatment of the available-for-sale investments in Metorex Limited and Asia Pacific Resources on: (c) and (e)
Cumulative other comprehensive income	—	(43)
Deficit	—	332
Reduction due to convertible bonds (h)
Equity component of convertible bonds	(76)	(553)
Deficit	246	149
Debt transferred to share capital on conversion	(200)	—
Effect of different treatment of the Metorex consolidation of interests on: (c)
Cumulative other comprehensive income	—	(65)
Deficit	—	65
Effect of application of foreign exchange translation on: (d)
Deficit	(4,128)	(4,293)
Cumulative other comprehensive income	(692)	(365)
Effect of different treatment of hedging activities (f)	1,164	951
Total shareholders’ equity under U.S. GAAP	$59,017	$33,452

Consolidated Statements of Loss

	2005	2004	2003
Net loss under Canadian GAAP	$(8,965)	$(2,859)	$(12,757)
Effect of mining exploration expenditures expensed in current period on: (a)
Equity earnings from Barberton Mines Ltd.	(29)	(76)	—
Mineral exploration expense	(155)	(743)	1,107
Effect of different treatment of the Metorex consolidation of interests on (loss) gain on investment in Metorex Limited (c)	(65)	(45)	(738)
Additional depletion of Nalunaq mineral property interests (b)	(977)	—	—
Effect of translation on revised US GAAP future income tax liability (a)	223	3	261
Loss on investment in Metorex Limited (c)	(497)	(352)	849
Provision for impairment of investment in Asia Pacific Resources (e)	166	(2,078)	1,912
Stock compensation expense (g)	326	308	—
Effect of different treatment of hedging activities (f)
Equity earnings from Barberton Mines Ltd.	213	951	—
Accretion of convertible bonds (h)	97	149	—
Effect of change in functional currency to U.S. dollars (d)	165	(343)	(4,014)
Net loss under U.S. GAAP	(9,498)	(5,085)	(13,380)
Other comprehensive income
(Decrease) increase in unrealized gain on translation of net assets in Barberton	(229)	682	(19)
Adjustment of unrealized losses on available-for-sale investments	312	2,806	78
	83	3,488	59
Comprehensive net loss under U.S. GAAP	$(9,415)	$(1,597)	$(13,321)
Net loss per share under U.S. GAAP	$(0.06)	$(0.04)	$(0.10)
Diluted net loss per share under U.S. GAAP	$(0.06)	$(0.04)	$(0.10)
Comprehensive net loss per share under U.S. GAAP	$(0.06)	$(0.01)	$(0.10)
Weighted average number of shares outstanding under U.S. GAAP - basic and diluted	167,424,369	143,324,571	138,664,295

Consolidated Statements of Cash Flows

	2005	2004	2003

Cash flows from operating activities under Canadian GAAP	$(15,307)	$(4,483)	$(4,295)
Reclassification of exploration expenditures (a)	(312)	(819)	(1,107)
Cash flows from operating activities under U.S. GAAP	$(15,619)	$(5,302)	$(5,402)

Cash flows from financing activities under Canadian GAAP	$46,451	$18,917	$1,171
Cash flows from financing activities under U.S. GAAP	$46,451	$18,917	$1,171

Cash flows from investing activities under Canadian GAAP	$4,498	$(17,413)	$4,845
Reclassification of exploration expenditures (a)	312	819	1,107
Cash flows from investing activities under U.S. GAAP	$4,810	$(16,594)	$5,952

(a)          Deferred exploration costs

Under U.S. GAAP, exploration costs related to mineral properties are expensed until there is substantial evidence that a commercial body of ore has been located and can be exploited by the Company.

In March 2002, the Emerging Issues Committee issued Abstract 126, “Accounting by Mining Enterprises for Exploration Costs”.  Abstract 126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.  In accordance with this guidance, under Canadian GAAP the Company capitalizes all costs related to the acquisition and exploration of mineral properties until either commercial production is established or a property is abandoned.

The revised carrying value of exploration costs under US GAAP also results in a reduction of the future income tax liability relating to these expenditures and a corresponding adjustment to the foreign exchange gain or loss on that future tax liability.

During 2003, the adjustment in the statement of loss relates principally to the reversal of the loss on geothermal asset which was recognized under US GAAP in prior years, net of exploration expenses incurred in 2003.  Effective September 1, 2002, Nalunaq Gold Mine A/S commenced capitalizing development costs under US GAAP as a result of the completion of the bankable feasibility study.  The adjustments in 2004 and 2005 relate to exploration expenditures on other properties incurred in the year.

(b)          Depreciation and depletion

Under Canadian GAAP, depletion expense is calculated on a unit of production basis over proven and probable reserves, including a portion of resources management identifies as having a very high potential to be converted to reserves, whereas under US GAAP, depletion expense is calculated over proven and probable reserves only.

(c)           Carrying value of the investment in Metorex Limited

In 2000, under U.S. GAAP, the Company accounted for a consolidation of interests held by Metorex Limited (“Metorex”), a former equity investee, as described in Note 6 in accordance with the principles outlined in EITF 98-7, “Accounting for Exchanges of Similar Equity Method Investments”, which resulted in no dilution gain being recognized on the transaction.  Under Canadian GAAP, the transaction was measured at fair value as it represented a substantive change in ownership and the culmination of the earnings process, which resulted in the recognition of a dilution gain and a higher carrying value for the investment in Metorex.

The different carrying values for Metorex, as a result of the different treatment of the consolidation of interests in 2000, have also resulted in a different cumulative translation adjustment, included in other comprehensive income, under US GAAP.  During the year ended June 30, 2005, $65,000 (2004 - $45,000, 2003 - $738,000) of this difference was recognized as a component of net loss under US GAAP as an additional foreign exchange loss realized on the disposal of Metorex.

In the year ended June 30, 2003 the Company began accounting for the investment in Metorex as a short-term investment, which is carried at the lower of cost or market value under Canadian GAAP.  Under US GAAP, the investment in Metorex was therefore accounted for as an available-for-sale investment in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.  As a result, an amount of $497,000 (2004 - $352,000) is recognized on the income statement under US GAAP, which represents the portion of the prior unrealized losses now realized as a result of the sale of Metorex shares.  The $849,000 positive adjustment in 2003 represents the unrealized loss on Metorex recognized under Canadian GAAP at June 30, 2003 which is properly recorded as a component of comprehensive loss under US GAAP.

(d)          Change in functional currency

As disclosed in Note 2 (a), effective July 1, 2004 the Company adopted the United States dollar (“US$”) as its functional currency.  Previously, the Canadian dollar had been the functional currency of the Company and its integrated subsidiaries.  Assets and liabilities of foreign entities which have adopted the US$ as their functional currency are remeasured as if the US$ had always been their functional currency.  Under Canadian GAAP the comparative figures for the year ended June 30, 2004 and 2003 are translated using the current method of translation.

(e)           Investment in Asia Pacific Resources

Under U.S. GAAP, the Company is required to account for its investment in Asia Pacific Resources in accordance with the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.  In accordance with this standard, this investment is classified as available-for-sale and is carried at its market value with the unrealized loss being included as a separate component of shareholders’ equity.

Under Canadian GAAP the Company accounts for the investment in Asia Pacific as a short-term investment, which is carried at the lower of cost or market value .  Therefore, the unrealized loss on this investment of $1,912,000 as at June 30, 2003 is recognized on the income statement under Canadian GAAP, but is included in a separate component of shareholders’ equity under US GAAP.

During the year ended June 30, 2005, the Company sold 928,000 shares (2004 - 27,918,000) of Asia Pacific for total proceeds of $66,000 (2004 - $1,846,000).  An amount of $166,000 (2004 - $(2,078,000)) has been included in the US GAAP income statement reflecting the portion of the prior gains (losses) now realized as a result of the sale of Asia Pacific shares.

(f)            Financial instruments

In accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, which was subsequently amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, the Company recognizes the fair value of derivatives, which do not meet the definition of hedges under SFAS 133 and which do not qualify for the exemption for “normal purchase” or “normal sale” transactions, on the balance sheet as assets or liabilities.  The gain or loss that results from revaluing  derivatives, which do not meet the definition of hedges under SFAS 133, each period is credited or charged to the statement of income.  Under Canadian GAAP, the Company’s derivatives, which are held by Metorex Limited and Barberton Mines Ltd., are designated as hedges of future revenues, except for those derivatives which do not meet the criteria for treatment as hedging instruments as outlined in CICA Accounting Guideline 13, “Hedging Transactions”.  Unrealized gains or losses on the latter derivatives are credited or charged to income each period.  Gains and losses on derivative contracts which do qualify as hedging instruments under Canadian GAAP are recorded in the period the related hedged item is settled.

(g)          Stock-based compensation

The Company previously adopted, for U.S. GAAP purposes, the accounting for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”.  Accordingly, since stock options are granted at the quoted market value of the Company’s common shares at the date of the grant, there is no compensation cost to be recognized by the Company.

SFAS No. 123, “Accounting for Stock-Based Compensation”, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.  SFAS No. 123, however allows the Company to continue to measure the compensation cost of employees in accordance with APB No. 25.  The Company has adopted the disclosure-only provisions of SFAS No. 123.

As described in Note 2 (m), under Canadian GAAP, the Company adopted the new recommendations of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, with effect from July 1, 2003.  Under the amended standards of this Section, the fair value of all stock-based awards granted is estimated using the Black-Scholes model and is recorded in the statement of operations over the vesting periods.

The US GAAP difference in the statement of loss relates to the effect of stock compensation expenses in 2005 and 2004 recorded under Canadian GAAP.

The following pro forma financial information presents the net loss and the loss per share had the Company adopted SFAS 123 for US GAAP purposes for all stock options issued to directors, officers and employees in the years ended June 30:

	2005	2004	2003
Net loss for the year under U.S. GAAP	$(9,498)	$(5,085)	$(13,380)
Additional stock based compensation cost	(326)	(397)	(588)
Pro forma net loss	$(9,824)	$(5,482)	$(13,968)
Pro forma basic and diluted loss per share	$(0.06)	$(0.04)	$(0.10)

The additional stock-based compensation costs in the above table were determined using a Black-Scholes option pricing model assuming no dividends are to be paid and the following weighted-average assumptions:

	2005	2004	2003

Expected life (years)	3.5	3.0	2.5
Expected volatility	64%	67%	66%
Risk-free interest rate	3.0%	3.0%	3.9%

The US GAAP difference in the calculation of the 2004 and prior pro forma additional stock compensation cost relates to the impact of stock options issued in years prior to July 1, 2003 which are not recorded under Canadian GAAP but which vest in 2003 and 2004 and are therefore included in the pro forma calculation for US GAAP purposes.

(h)          Convertible bonds

Under Canadian GAAP, convertible bonds have been segregated into their liability and equity components measured at their respective fair values at the date the convertible bonds were issued.  The liability component is being accreted to the face value of the convertible bonds by the recording of additional interest expense.

Under US GAAP, the convertible bonds issued during the year are recorded entirely as debt with no portion segregated as an equity component.

(i)           Recently issued accounting standards

In March 2005, the Emerging Issues Committee issued EITF 04-3, Mining Assets - Impairment and Business Combinations, which states that an entity should include Value Beyond Proven and Probable Reserves and Resources (“VBPP”) in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the assets.  EITF 04-3 also states that an entity should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner that is consistent with the expectations of marketplace participants.  In addition, EITF 04-3 states that an entity should include the cash flows associated with VBPP as well as the effects of anticipated fluctuations in the market price of minerals in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired.  The Company’s current accounting policy is in compliance with EITF 04-3.

In March 2005, the Emerging Issues Committee issued EITF 04-6, Accounting for Stripping Costs Incurred During the Production in the Mining Industry, which states that costs incurred during production from the removal of overburden and waste material should be considered variable production costs included in the costs of the inventory produced during the period that the stripping costs are incurred.  Once production has commenced from a mine, production-related stripping costs will be accounted for as a cost of current production and, therefore as a component of the cost of any inventory extracted from the mine and held at period end.  The consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005.  Management does not expect the adoption of this consensus to have a material effect on the Company’s consolidated financial position and results of operations.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1 - The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.  This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss.  This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.  The guidance in this FSP FAS 115-1 and FAS 124-1 is applicable to reporting periods beginning after December 15, 2005.  The Company is currently evaluating the possible impact of this pronouncement.

In December 2004, the FASB issued SFAS No. 123 (R) - Share-Based Payment, which replaces SFAS No. 123 -Accounting for Stock-Based Compensation, and supersedes APR Opinion No. 25 - Accounting for Stock Issued to Employees.  In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 - Share-Based Payment, which provides interpretive guidance related to SFAS No. 123 (R).  SFAS No. 123 (R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements.  With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued.  SFAS No. 123 (R) requires liability awards to be re-measured each reporting period and compensation costs to be recognized over the period that an employee provides service in exchange for the award.  Management plans to adopt this statement on the modified prospective basis beginning July 1, 2006, and does not expect adoption of this statement to have a material effect on the Company’s consolidated financial position and results of operations.  Subsequent to adoption of this statement, share-based benefits will valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards.  Compensation amounts so determined will be expensed over the applicable vesting period.

In March, 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligation - an interpretation of FASB 143”.  FIN 47 provides guidance that an entity must record a liability even if the obligation is conditional upon the occurrence of a future event (e.g. plant shutdown), unless it is not possible to make a reasonable estimate of the obligation.  It also provides criteria for determining when an asset retirement obligation may be estimated reasonably.  The interpretation is effective no later than the end of fiscal years ending after December 15, 2005.  Retroactive application for interim financial information is permitted but not required.  The Company is currently evaluating the impact of this standard on its results of operations, financial position, and cash flows.

In May 2005, the FASB issued FAS 154 - Accounting Changes and Error Corrections, a replacement of APB Opinion 20 and FASB Statement 3.  This Statement of changes the requirements for the accounting for and reporting a change in accounting principle and applies to all voluntary changes in accounting principle.  It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  The Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005.  Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.

The FASB issued FAS 153 - Exchanges of Non-monetary Assets, an amendment of APR Opinion 29.  This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The Statement is effective for fiscal periods beginning after June 15, 2005.  Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.

In November 2005, the FASB concluded that in their proposed Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, a benefit recognition model with a two-step approach would be used, with a more-likely-than-not recognition criterion and a best estimate measure attribute.  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the appropriate amount of the benefit to recognize, which will be measured using the best estimate of the amount that will be sustained.  The tax position should be derecognized when it is no longer more-likely-than-not of being sustained.  In January 2006, the FASB concluded that the final Interpretation will be effective as of the beginning of the first annual period beginning after December 31, 2006.  The Company is currently evaluating the implications of this Interpretation.

In February 2006, the FASB issued FAS 155 Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.  This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”  This Statement:

•                  Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

•                  Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

•                  Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

•                  Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

•                  Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of fiscal years that begin after September 15, 2006.  The Company is currently evaluating the implications of this Statement.